

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Stephen E. Hare
Senior Vice President and Chief Financial Officer
Wendy's/Arby's Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

> **Re:** **Wendy's/Arby's Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2010**
> **Filed March 4, 2010**
> **File No. 001-02207**

Dear Mr. Hare:

We have reviewed your response letter dated September 15, 2010 and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended January 3, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1. We note your response to our prior comments one and two. In response to our requests for direct disclosure of cost of sales, you state that your current procedure for reviewing results with the Board of Directors primarily focuses on revenues, sales, and restaurant margin percentage. Given that the reporting obligation in your periodic filings is to the owners of your business, please explain to us why you believe the appropriate determinate of reported information is that which is used internally by your Board. Please also explain to us what you mean by "primarily focuses" and provide us with a copy of your Board presentations for the latest fiscal year and fiscal quarter. In addition, please provide us with any other executive-level reports related to discussion or analysis of financial results for the same periods so that we may fully understand the degree to which internal reports include information related to costs and expenses. In your response, you state that revenues and

restaurant margin percentage are the significant components of revenues or expenses that should be described to understand your results of operations. However, restaurant margin percentage is not a component of revenues or expenses, but rather is a result of the difference between revenues and expenses. Therefore, we do not believe that discussing a result satisfies your obligation to discuss components of the expenses themselves. In the case of cost of sales, which represented 76 percent of revenue and 79 percent of operating expenses for the fiscal year ended January 3, 2010, we believe you should provide a robust and thorough discussion and analysis so that your owners can be fully apprised of the results of your operations. We do not believe your current disclosure, which consists solely of a limited discussion of margins with no quantification of factors impacting results and no direct discussion of cost of sales, adequately satisfies your disclosure obligation to your owners. Please refer to the points raised in our prior comments and provide us with a copy of your intended revised disclosure.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief